UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AURA SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

051526101

(CUSIP Number)

Robert C. Kopple

10866 Wilshire Blvd., Suite 1500

Los Angeles, CA 90024

With a Copy to:

Mark Abdou

Libertas Law Group, Inc.

208 S. Beverly Drive, Suite 204

Beverly Hills, CA 90212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 051526101

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert C. Kopple
2.	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
3.	SEC use only
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	Citizenship or place of organization U.S Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 25,349,089
	8.	Shared voting power 0
	9.	Sole dispositive power 25,349,089
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 25,349,089
12.	Check box if the aggregate amount in Row (11) excludes certain shares [ ]
13.	Percent of class represented by amount in Row (11) 30.1%
14.	Type of reporting person IN

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.0001 (each a “Share,” and, in the plural, the “Shares”), of Aura Systems, Inc., a Delaware corporation (the “Issuer”). The Shares are quoted on the OTCQB. The address of the Issuer’s principal executive office is 1310 E. Grand Ave., El Segundo, California 90245.

Item 2. Identity and Background.

(a) The “Reporting Person” is Robert C. Kopple, an individual.

(b) The Reporting Person’s business address is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(c) Robert C. Kopple is a partner at Kopple & Klinger, LLP, a law firm. The principal place of business of Kopple & Klinger, LLP is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Robert C. Kopple is a U.S. citizen.

Item 3. Source and Amount of Funds and Other Consideration.

Entities Controlled by the Reporting Person

E.L. II Properties Trust Dated 7/1/1983 (“E.L. II”) and Kopple Family Partnership, L.P. (“Kopple Partnership”) are entities that were created for estate planning purposes and are controlled by Robert C. Kopple. Robert C. Kopple is the Trustee of E.L. II, and as Trustee for E.L. II, is the General Partner of the Kopple Partnership. Therefore, Robert C. Kopple is the beneficial owner of securities held by these entities.

2012 Private Placement

On December 27, 2012, E.L. II completed a private placement of common stock and warrants in the aggregate principal amount of $1,100,000 with the Issuer. In this “2012 Private Placement”, E.L. II acquired 3,666,667 Shares and 5-year warrants to purchase 1,833,333 Shares. The warrants were fully vested on the date of issuance and are exercisable at any time by the holder.

On August 19, 2013, the Issuer issued 1,833,333 Shares and warrants to purchase 916,666 Shares to Kopple Partnership as a dilution adjustment to the 2012 Private Placement.

2013 Demand Note

On March 28, 2013, in connection with a demand note in the amount of $500,000 (“Demand Note”) in favor of Kopple Partnership, the Issuer granted Kopple Partnership 7-year warrants to purchase 250,000 Shares.

On each of April 18, 2013, June 30, 2013 and July 31, 2013, Kopple Partnership was issued additional 7-year warrants to purchase 250,000 Shares in order to cure defaults under the Demand Note, for an aggregate of 750,000 of additional warrants.

On August 19, 2013, 1,266,667 Shares were issued to Kopple Partnership in settlement of default under the Demand Note.

2013 Private Placement

On August 19, 2013, the Issuer entered into a Securities Purchase Agreement with Kopple Partnership for the issuance and sale of a 4-year $2,500,000 convertible note (“Convertible Note”) and 7-year warrants to acquire up to 5,000,000 Shares. The purchase price of $2,500,000 for the transaction was satisfied with (i) $2,000,000 in cash proceeds and (ii) the conversion of the $500,000 balance of the previous outstanding Demand Note. The Convertible Note matures on the fourth anniversary of the date of issuance, requires payment of a loan fee of $50,000 on or before July 1, 2014 and bears interest at a rate of 9.5% per annum. The Convertible Note is convertible into Shares at any time at the option of the holder at a conversion price of $0.50 per Share, subject to adjustment for certain dilutive issuances. On the date of issuance, the Convertible Note was convertible, at the option of the Reporting Person, into up to 5,000,000 Shares. The Warrants have an exercise price of $0.75 per Share, which is subject to adjustment for certain dilutive issuances and customary adjustments for corporate events such as reorganizations, splits and dividends.

In addition to any other adjustments, if at any time while the Convertible Note or Warrant remain outstanding the Company grants, issues or sells securities or other property pro rata to all or substantially all of the record holders of common stock (the “Purchase Rights”), then the holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of common stock acquirable upon complete exercise of the Convertible Note and Warrant.

Letter of Credit

On August 19, 2013, the Issuer issued 700,000 Shares and 7-year warrants to purchase 700,000 Shares to E.L. II. in consideration of the Reporting Person providing a bank letter of credit to the Issuer. This letter of credit has not been finalized.

Open Market Purchases

In August 2013, the Reporting Person purchased 1,852,623 Shares on the open market.

From June 2013 through July 2013, E.L. II purchased 279,800 Shares on the open market.

Source of Funds

Except for the bank letter of credit referred to above, the source of funds for the transactions herein described is personal funds of Robert C. Kopple contributed to E.L. II and to Kopple Partnership. No funds are represented by loans or otherwise borrowed or obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The Reporting Person does not have any current plans, proposals or agreements with respect to the Shares. Notwithstanding the foregoing, the Reporting Person may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

Item 5. Interest in Securities of the Company.

(a) The Reporting Person Percentage beneficially owns 30.1% of the Issuer’s Shares based on 84,114,499 Shares outstanding on July 8, 2013, as reported in the Issuer’s quarterly report on Form 10Q for the period ended May 31, 2013.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,349,089 Shares.

(c) On July 15, 2013E.L. II purchased 100,000 Shares at a purchase price of $0.17 per Share on the open market.

During the last 60 days, the Reporting Person made the following purchases on the open market:

(i)	on August 13, 2013, 280,000 Shares at a purchase price of $0.0965 per share;
(ii)	on August 16, 2013, 500,000 Shares at a purchase price of $0.22 per share;
(iii)	on August 19, 2013, 300,000 Shares at a purchase price of $0.25 per share;
(iv)	on August 20, 2013, 107,109 Shares at a purchase price of $0.2525;
(v)	on August 21, 2013, 150,000 Shares at a purchase price of $0.3377;
(vi)	on August 23, 2013, 200,000 Shares at a purchase price of $0.34;
(vii)	on August 28, 2013, 19,249 Shares at a purchase price of $0.30; and
(viii)	on August 30, 2013, 296,265 Shares at a purchase price of $0.3294.

On August 19, 2013, the Issuer issued 500,000 Shares and 7-year warrants to purchase an additional 800,000 Shares to E.L. II in consideration of Robert C. Kopple agreeing to serve on the Board of Directors of the Issuer. The warrants are exercisable at any time until July 3, 2020. As of the date hereof, the Board of Directors of the Issuer has not appointed Robert C. Kopple as a director. Other than this issuance, none of the other transactions described in Items 3 and this Item 5 are contingent upon, subject to or otherwise require the appointment of Robert C. Kopple as a director.

Except as set forth in Item 3 and this Item 5(c), during the last 60 days, the Reporting Person has not effected any other transactions in the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ROBERT C. KOPPLE

By:	/s/ Robert C. Kopple
Name:	Robert C. Kopple

Date:	September 11, 2013